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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 ENHERENT CORP.
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   293313-10-2
                    ----------------------------------------
                                 (CUSIP Number)

                               Lori Stanley, Esq.
                                 General Counsel
                                 enherent Corp.
                              192 Lexington Avenue
                          New York, New York 10016-6823
                            Tel. No.: (212) 331-8633

                    ----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 1, 2005
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                  SCHEDULE 13D

CUSIP NO. 293313-10-2

1. Name of Reporting Person/I.R.S. Identification No. of Above Person (entities only)

     Pamela Fredette
--------------------------------------------------------------------------------

2.   Check the Appropriate Box If a Member of a Group              (a) / /
                                                                   (b) / /

--------------------------------------------------------------------------------

3.   SEC Use Only


--------------------------------------------------------------------------------

4.   Source of Funds

     OO
--------------------------------------------------------------------------------

5.   Check Box If Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                / /

--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------

                          7.   Sole Voting Power

                               4,526,512(1)

                          ------------------------------------------------------
                          8.   Shared Voting Power
NUMBER OF
SHARES                         0
BENEFICIALLY              ------------------------------------------------------
OWNED BY                  9.   Sole Dispositive Power
EACH
REPORTING                      4,526,512(1)
PERSON                    ------------------------------------------------------
WITH                      10.  Shared Dispositive Power

                               0
                          ------------------------------------------------------

(1) Includes 2,608,562 shares of common stock that may be acquired upon exercise of options exercisable within 60 days of the date of this statement.


--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,526,512(1)

--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares   / /

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.67%(2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------

(1) Includes 2,608,562 shares of common stock that may be acquired upon exercise of options exercisable within 60 days of the date of this statement.

(2) Based upon 52,205,906 shares outstanding after the issuance of 2,608,562 shares of common stock upon exercise of outstanding options that may be exercised within 60 days of the date of this statement.


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                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "enherent Shares"), of enherent Corp., a Delaware corporation ("enherent"). The principal executive offices of enherent are located at 192 Lexington Avenue, New York, New York 10016.

Item 2.  Identity and Background.

         (a)-(c), (f) This Schedule 13D is being filed by Pamela Fredette. Ms. Fredette served as a Director and as the President and Chief Executive Officer of Dynax Solutions, Inc. ("Dynax") from June 2002 until Dynax was merged with and into enherent effective as of April 1, 2005 (the "Merger"). She also served as Chairperson of Dynax's Board of Directors since February 2004. At the effective time of the Merger, Ms. Fredette became the President and Chief Executive Officer of enherent and the Chairperson of enherent's Board of Directors. Ms. Fredette's business address is c/o enherent Corp., 192 Lexington Avenue, New York, New York 10016. Mr. Fredette is a United States citizen.

         (d)-(e) During the last five years, Ms. Fredette has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds.

         The 4,526,512 enherent Shares subject to this Schedule 13D (the "Subject enherent Shares") were acquired as a result of the Merger, as further described in Item 4 below. Ms. Fredette did not pay additional consideration in connection with the acquisition of the Subject enherent Shares.

Item 4.  Purpose of the Transaction.

         This Schedule 13D is being filed in connection with the Agreement and Plan of Merger dated as of October 12, 2004, as amended by the First Agreement to Agreement and Plan of Merger dated as of November 4, 2004 (collectively, the "Merger Agreement"), by and between enherent and Dynax, pursuant to which Dynax was merged with and into enherent. At the effective time of the Merger, (i) each share of common stock, par value $0.001 per share, of Dynax (each a "Dynax Share") then outstanding (other than any Dynax Shares held by (x) stockholders who properly exercised their dissenters' rights under the Delaware General Corporation Law or (y) Dynax or any subsidiary of Dynax) was cancelled and converted automatically into the right to receive 3.8359 enherent Shares and
(ii) all unexercised and unexpired options to purchase Dynax Shares ("Dynax Options") then outstanding were assumed by enherent under the same terms and conditions as were in effect immediately prior to the effective time of the Merger, except that each Dynax Option became exercisable for that number of enherent Shares equal to the product of the number of Dynax Shares that were issuable upon exercise of such Dynax Option immediately prior to the effective time of the Merger multiplied by 3.8359, rounded to the nearest whole number of enherent Shares.

         Prior to the effective time of the Merger, Ms. Fredette beneficially owned 1,180,039 Dynax Shares, which included Dynax Options to acquire 680,039 Dynax Shares. In the Merger, Ms. Fredette received the Subject enherent Shares in consideration for all of the Dynax Shares and Dynax Options then owned by Ms. Fredette. enherent has agreed to file a shelf registration statement to register the


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resale of the enherent Shares issued on the conversion or disposition of its
Series A Senior Participating Redeemable Convertible Preferred Stock and to include in such registration statement the enherent Shares received by Ms. Fredette in the Merger.

         Ms. Fredette became the President and Chief Executive Officer of enherent and the Chairperson of enherent's Board of Directors at the effective time of the Merger. It is anticipated that Ms. Fredette will enter into a new employment agreement with enherent. Under the terms of the proposed employment agreement, the initial period of Ms. Fredette's employment would continue until the third anniversary of the effective time of the Merger. Ms. Fredette's primary duties as specified in the agreement are expected to include the overall responsibility for long-term strategic planning for enherent's business, monitoring the achievement of operational and financial results and developing growth and diversification strategies to achieve ongoing objectives. Ms. Fredette will earn an annual base salary of $325,000 and annual performance bonuses (up to a maximum of 50 percent of base salary) based on the achievement of financial goals to be determined by enherent's compensation committee. Under the terms of the proposed employment agreement, in the event Ms. Fredette's employment is terminated by enherent without cause or by Ms. Fredette in the event of enherent's material breach of the employment agreement, or if enherent fails to renew the employment agreement, enherent would be required to make a severance payment to Ms. Fredette equal to her prior year's base salary and annual incentive bonuses. Ms. Fredette would also be prohibited from competing with enherent or soliciting its employees within the geographic area set forth in the proposed employment agreement for a period of one year after the date of termination of her employment for any reason. In addition, in the event of a change of control of enherent during the term of the employment agreement, the terms of supplemental compensation to be paid Ms. Fredette would be set forth in a mutually acceptable agreement to be established by enherent's compensation committee.

         The foregoing summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement. The Merger Agreement was filed with enherent's Form 10-Q on November 15, 2004 and is incorporated herein by reference.

         Except as set forth in this Item 4, Ms. Fredette does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

         (a) As of the date hereof, Ms. Fredette owns 4,526,512 enherent Shares (which includes 2,608,562 enherent Shares that may be acquired upon exercise of options exercisable within 60 days of the date of this Schedule 13D (the "Subject enherent Options")), which represents 8.67% of the outstanding enherent Shares, which such percentage was calculated by dividing (i) the 4,526,512 shares beneficially owned by Ms. Fredette by (ii) the sum of (A) 49,597,344 enherent Shares outstanding as of April 1, 2005 based upon the Form 8-K filed by enherent with the Securities and Exchange Commission on April 6, 2005 and
(B) the 2,608,562 enherent Shares issuable upon exercise of outstanding options that may be exercised within 60 days of the date of this Schedule 13D.

         (b) Ms. Fredette has sole voting power and sole dispositive power over 4,526,512 enherent Shares.

         (c) Except as set forth herein or incorporated herein, Ms. Fredette has not effected any transaction in enherent Shares during the past 60 days.

         (d)  Not Applicable.


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         (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Merger Agreement and the grant agreements and option plan evidencing the Subject enherent Options, there are no present contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 and between such person and any other person, with respect to the securities of enherent, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.     Description
-----------     -----------

7.1 Agreement and Plan of Merger dated as of October 12, 2004, by and between enherent and Dynax.*

7.2 First Amendment to Agreement and Plan of Merger dated as of November 4, 2004, by and between enherent and Dynax.*

-------------

* Incorporated herein by reference from enherent's Form 10-Q filed November 15, 2004.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            PAMELA FREDETTE

                                            By:  /s/ Pamela Fredette
                                               -------------------------


Dated: April 7, 2005